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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

LITIGATION UPDATE

Semiconductor Manufacturing International Corporation (“SMIC”) (NYSE: SMI; SEHK: 0981) today provided an update with respect to its litigation against Taiwan Semiconductor Manufacturing Company (“TSMC”).

SMIC PROVIDES LITIGATION UPDATE

Semiconductor Manufacturing international Corporation (NYSE: SMI, SEHK: 981) (“SMIC”) today provided the following update with respect to its litigation against Taiwan Semiconductor Manufacturing Corporation (“TSMC”), pending in California Superior Court.

During the pretrial proceedings in the matter, questions have arisen regarding the actual terms of the 2005 Settlement Agreement between SMIC and TSMC, and regarding whether a valid agreement was executed by the parties. In light of recent disclosures made in the case, SMIC is now of the view that the Settlement Agreement attached as an exhibit to the Company’s 2005 Form 20-F does not correctly reflect the terms of an agreement between the parties.

The California Superior Court will hold a hearing on January 13, 2009, to determine (a) if a valid agreement exists between the parties and, if so, (b) the terms of such agreement. The Court will issue written findings following the hearing, which is expected to last from two to four days.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 65nm and finer line technologies. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) under pilot production and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm and a 300mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

24 December, 2008